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August 19, 2005

VIA EDGAR & FACSIMILE
(202) 772-9203

Michael K. Pressman
Special Counsel
Office of Mergers and Acquisitions
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-0303
	Hamburg Hong Kong London Los Angeles Milan Moscow New Jersey	San Diego San Francisco Shanghai Silicon Valley Singapore Tokyo Washington, D.C.

Re:	Chartered Semiconductor Manufacturing Ltd
Schedule TO filed August 4, 2005
File No. 5-58225

Dear Mr. Pressman:
     On behalf of Chartered Semiconductor Manufacturing Ltd (“Chartered”), set forth below is the response to the comments of the Staff of the Commission set forth in its comment letter dated August 16, 2005. We have also faxed to you at (202) 772-9203 a copy of this letter and a copy of the marked pages of the revised Offer to Purchase filed as an exhibit to Amendment No. 1 to the Schedule TO filed in response to the Staff’s comments.
     The Staff’s comments are set forth below in bold, followed by Chartered’s response to each comment.
Schedule TO
Offer to Purchase
1.	We note your statement that if a condition occurs prior to “Settlement Date” you may terminate or delay consummation of the offer. As you know, it is our view that all offer conditions, other than those related to regulatory approvals necessary for consummation of the offer must be satisfied or waived on or before the expiration date. Please revise throughout the offer to purchase.
Chartered’s Response: We have revised the cover page and page 10 of the Offer to Purchase to reflect that all offer conditions must be satisfied or waived on or before the expiration date.

August 19, 2005

LATHAM & WATKINS LLP
Important Notice to Holders, page ii
2.	We note your statement that “holders should not construe the contents of this Offer to Purchase and related documents as business or tax advice.” Security holders are entitled to rely upon the disclosure. Please revise.
Chartered’s Response: We have deleted the statement that “holders should not construe the contents of this Offer to Purchase and related documents as business or tax advice.”
Forward-Looking Statements, page v
3.	The safe harbor for forward-looking statements provided in the Private Securities Litigation Reform Act of 1995 does not apply to statements made in connection with a tender offer. See Section 27A(b)(2)(C) of the Securities Act and Section 21E(b)(2)(C) of the Exchange Act. Therefore, please delete the reference to the safe harbor or state explicitly that the safe harbor protections it provides do not apply to statements made in connection with the offer.
Chartered’s Response: We have deleted the reference to the safe harbor.
4.	Delete the statement that you assume no obligation to update forward-looking information. In the alternative, explain how this position is consonant with your disclosure obligations. See Rule 13e-4(e)(3).
Chartered’s Response: We have deleted the statement that we assume no obligation to update forward-looking information.
Summary, page 1
Tender Offer Consideration, page 1
5.	Please revise to quantify the interest payment to be received on a per $1,000 basis as of the anticipated closing date.
Chartered’s Response: We have revised the tender offer consideration on page 1 to quantify the amount of interest payment to be received on a per $1,000 basis assuming the Settlement Date is September 2, 2005.
Procedure for Tendering Securities, page 6
6.	We note that you reserve the right to “waive any of the conditions of the Offer... whether or not similar conditions... are waived in the case of other Holders.” In the event you waive a condition for one holder, you must waive it for all holders. Please revise accordingly.
Chartered’s Response: We have revised the sentence to delete the reference to any waiver being extended to any particular Holder, whether or not similar conditions, defects or irregularities are waived in the case of other Holders. We supplementally confirm that in the event we waive a condition for one holder, we will waive it for all holders.

August 19, 2005

LATHAM & WATKINS LLP
Special Considerations, page 9
7.	We note your statement that the company may make additional purchases of its securities. Please confirm that any such purchases will comply with Rule 13(e)-4(f)(6).
Chartered’s Response: We supplementally confirm that we will comply with the requirements of Rule 13e-4(f)(6) with respect to any additional purchases of Securities (as defined in the Schedule TO) that remain outstanding after the tender offer.
Conditions to the Offer, page 10
8.	We note that you reserve the right to terminate the offer in the event a condition is triggered “regardless of the circumstances giving rise to the failure of the conditions (including any action or inaction by the company)...”. Allowing acts or omissions by the company to trigger a condition to the offer may render the offer illusory in that the circumstances giving rise to the existence of a condition are within the control of the company. Please revise your disclosure accordingly.
Chartered’s Response: We have revised the disclosure to delete “(including any action or inaction by the Company)” from the sentence.
Material U.S. Federal and Singapore Income Tax Consequences, page 15
9.	Please delete the statement that your discussion “is for general information only and is not tax advice.” We believe this statement might suggest that security holders may not rely on the description of material tax consequences included in the offering document. Make corresponding revisions to your discussion of Singapore tax consequences.
Chartered’s Response: We have revised pages 16 and 17 of the Offer to Purchase in response to the Staff’s comment to delete the following statement from our discussion of U.S. tax consequences:
“The summary of U.S. federal income tax consequences is for general information only and is not tax advice.”
We have also deleted the following statement from our discussion of Singapore tax consequences:
“Neither these statements nor any other statements in this Offer to Purchase are to be regarded as advice on the tax position of any holder of the Securities or of any person acquiring, selling or otherwise dealing with the Securities or on any tax implications arising from the acquisition, sale or other dealings in respect of the Securities.”
We think it is appropriate to add, and we have added, the following statement:
“There can be no assurance that the Inland Revenue Authority of Singapore will agree with the statements and conclusions as to Singapore tax set forth below.”
* * *

August 19, 2005

LATHAM & WATKINS LLP
     In connection with this response, Chartered acknowledges that:
•	it is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•	it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please contact me at (65) 6437-5406 if you have any questions or would like to discuss any of the matters set forth in this letter.

Very truly yours,

/s/ Min Yee Ng
Min Yee Ng
of LATHAM & WATKINS LLP
cc:	Looi Lee Hwa, Chartered Semiconductor Manufacturing Ltd Michael W. Sturrock, Latham & Watkins LLP Tracy K. Edmonson, Latham & Watkins LLP